================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                    FORM 6-K
                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                     For the quarter ended October 31, 2001
                         Commission File Number: 0-30320

                               TRINTECH GROUP PLC
             (Exact name of registrant as specified in its charter)

                                     Ireland
                 (Jurisdiction of incorporation or organization)


                               Trintech Group PLC
                                Trintech Building
                           South County Business Park
                                  Leopardstown
                               Dublin 18, Ireland

                    (Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

                    Form 20-F    X          Form 40-F _________
                              -------

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                       Yes _____            No   X
                                               ------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A
                               -----
================================================================================

                               Trintech Group PLC
                                    Form 6-K
                                Table of Contents

Financial Information:

                                                                                       Page
                                                                                       ----
Condensed Consolidated Financial Statements (unaudited)
    Condensed Consolidated Balance Sheets as of October 31, 2001 and
    January 31, 2001.................................................................    3
    Condensed Consolidated Statements of Operations for the Three
    Months and Nine Months Ended October 31, 2001 and 2000 ..........................    4
    Condensed Consolidated Statements of Cash Flows for the Nine Months Ended
    October 31, 2001 and 2000 .......................................................    5
Notes to Condensed Consolidated Financial Statements ................................    6
Management's Discussion and Analysis of Financial Condition and
Results of Operations................................................................   11
Quantitative and Qualitative Disclosures About Market Risk ..........................   26
Legal Proceedings ...................................................................   27
Additional Information ..............................................................   29
Risk Factors ........................................................................   30
Signatures ..........................................................................   44

                               TRINTECH GROUP PLC

                      CONDENSED CONSOLIDATED BALANCE SHEETS
          (U.S. dollars in thousands, except share and per share data)

                                                                         October 31, January 31,
                                                                       -------------- -----------
                                                                           2001         2001
                                                                           ----         ----

ASSETS

Current assets:

Cash and cash equivalents                                               $  10,077    $  14,038
Restricted cash                                                             3,869        3,622
Marketable securities                                                      59,589       87,388
Accounts receivable, net of allowance for doubtful accounts of
   $2,435 and $1,327 respectively                                          17,433       19,061
Inventories                                                                 6,091        1,624
Value added taxes                                                             844          290
Prepaid expenses and other assets                                           4,348        5,427
                                                                        ---------    ---------
          Total current assets                                            102,251      131,450
Property and equipment, net                                                 6,764        6,718
Other non-current assets                                                   16,437       22,522
Goodwill, net of accumulated amortization of $27,125 and
   $6,330 respectively                                                     56,861       75,774
                                                                        ---------    ---------
          Total assets                                                  $ 182,313    $ 236,464
                                                                        =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:

Accounts payable                                                        $   7,497    $  12,686
Accrued payroll and related expenses                                        3,849        2,326
Other accrued liabilities                                                  15,648       17,565
Value added taxes                                                           1,119        1,129
Warranty reserve                                                              495          521
Deferred revenue                                                            9,069       11,440
                                                                        ---------    ---------
          Total current liabilities                                        37,677       45,667
                                                                        ---------    ---------

Non-current liabilities

Capital lease due after more than one year                                    376          789
Government grants repayable and related loans                                 423          898
Deferred consideration                                                      1,750        1,750
                                                                        ---------    ---------

          Total non-current liabilities                                     2,549        3,437
                                                                        ---------    ---------

Series B preference shares, $0.0027 par value
   10,000,000 authorized;

   None issued and outstanding                                                 --           --

Shareholders' equity:
   Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized;
   30,443,720 and 30,030,725 shares issued and outstanding at
   October 31, 2001 and January 31, 2001 respectively                          82           81
Additional paid-in capital                                                244,189      242,474
Accumulated deficit                                                      (101,746)     (54,157)
Deferred stock compensation                                                  (168)        (246)
Accumulated other comprehensive income                                       (270)        (792)
                                                                        ---------    ---------

          Total shareholders' equity                                      142,087      187,360
                                                                        ---------    ---------

          Total liabilities and shareholders' equity                    $ 182,313    $ 236,464
                                                                        =========    =========

                               TRINTECH GROUP PLC

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (U.S. dollars in thousands, except share and per share data)

                                                               Three months                      Nine months
                                                             ended October 31,                ended October 31,
                                                         ----------------------------   ----------------------------
                                                                2001            2000            2001            2000
                                                         ----------------------------   ----------------------------
Revenue:
   Product                                               $      6,702     $     6,052   $      19,194    $     15,528
   License                                                      8,231           5,932          24,209          14,386
   Service                                                      2,492           2,040           9,425           3,583
                                                         ------------     -----------   -------------    ------------

          Total Revenue                                        17,425          14,024          52,828          33,497
                                                         ------------     -----------   -------------    ------------

Cost of revenue:
   Product                                                      5,216           4,046          14,216          10,351
   License                                                      2,615           1,294           7,817           3,805
   Service                                                      1,887           1,701           7,033           3,031
                                                         ------------     -----------   -------------    ------------

          Total Cost of Revenue                                 9,718           7,041          29,066          17,187
                                                         ------------     -----------   -------------    ------------

Gross margin                                                    7,707           6,983          23,762          16,310

Operating expenses:
   Research & development                                       5,041           4,781          16,702          13,147
   Sales & marketing                                            4,593           4,643          15,462          11,964
   General & administrative                                     4,524           2,871          13,913           7,851
   Restructuring charge                                         1,250               -           3,750               -
   Amortization of goodwill                                     7,013           1,436          20,795           1,436
   Amortization of purchased intangible assets                    954               -           2,863               -
   Stock compensation                                              51           1,157             818           4,086

                                                         ------------     -----------   -------------    ------------
          Total operating expenses                             23,426          14,888          74,303          38,484
                                                         ------------     -----------   -------------    ------------

Income (loss) from operations                                 (15,719)         (7,905)        (50,541)        (22,174)

   Interest income, net                                           644           2,224           2,636           5,198
   Exchange gain (loss), net                                      210              97             401            (103)
                                                         ------------     -----------   -------------    ------------
Income (loss) before
provision for income taxes                                    (14,865)         (5,584)        (47,504)        (17,079)
   Provision for income taxes                                     (53)           (324)            (85)           (326)
                                                         ------------     -----------   -------------    ------------

Net income (loss)                                        $    (14,918)    $    (5,908)  $     (47,589)   $    (17,405)
                                                         ============     ===========   =============    ============

Basic and diluted net income (loss)
per Ordinary Share                                       $      (0.49)    $     (0.21)  $       (1.57)   $      (0.64)
                                                         ============     ===========   =============    ============

Shares used in computing basic and diluted net
 income (loss) per Ordinary Share                          30,427,755      28,367,673      30,292,315      27,095,176
                                                         ============     ===========   =============    ============

Basic and diluted net income (loss)
per equivalent American Depositary Share                 $      (0.25)    $     (0.10)  $       (0.79)   $      (0.32)
                                                         ============     ===========   =============    ============

                               TRINTECH GROUP PLC

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (U.S. dollars in thousands)

                                                                             Three months              Nine months
                                                                          ended October 31,         ended October 31,
                                                                       ------------  ----------   ---------   ---------
                                                                           2001         2000         2001        2000
                                                                       ------------  ----------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                      $    (14,918) $   (5,908)  $ (47,589)  $ (17,405)
Adjustments to reconcile net income (loss) to
net cash (used in) provided by operating activities:
   Depreciation and amortization                                             10,025       2,215      29,455       3,572
   Stock compensation                                                            51       1,157         818       4,086
   (Profit) on marketable securities                                           (516)     (2,035)     (2,132)     (4,667)
   Purchase of marketable securities                                        (87,514)   (348,517)   (345,987)   (957,165)
   Sale of marketable securities                                             93,077     363,646     375,918     894,336
   Effect of changes in foreign currency exchange rates                        (372)       (302)       (494)      1,029
   Changes in operating assets and liabilities:
     Additions to restricted cash deposits                                        -           -        (247)          -
     Inventories                                                             (3,130)        111      (4,437)       (733)
     Accounts receivable                                                      1,707      (4,921)      1,210      (9,153)
     Prepaid expenses and other assets                                          454      (1,931)      1,001      (3,591)
     Value added tax receivable                                                (533)         59        (560)        (24)
     Accounts payable                                                           393      (2,094)     (4,979)     (2,125)
     Accrued payroll and related expenses                                       833         (42)      1,584       1,227
     Deferred revenues                                                          531         385      (2,278)       (857)
     Value added tax payable                                                    196         594          (7)        679
     Warranty reserve                                                             -          (3)        (11)         (7)
     Government grants repayable and related loans                             (224)          -        (450)       (319)
     Other accrued liabilities                                               (3,075)      2,228      (2,714)      3,726
                                                                       ------------  ----------   ---------   ---------
Net cash (used in) provided by operating activities                          (3,015)      4,642      (1,899)    (87,391)
                                                                       ------------  ----------   ---------   ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment                                            (239)       (717)     (2,704)     (1,898)
Payment to acquire Checkline                                                      -     (10,154)          -     (10,154)
                                                                       ------------  ----------   ---------   ---------
Net cash used in investing activities                                          (239)    (10,871)     (2,704)    (12,052)
                                                                       ------------  ----------   ---------   ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases                                           (137)        (88)       (405)       (153)
Issuance of ordinary shares                                                     124         646         993      98,286
Expense of share issue                                                          (17)          -         (17)     (1,713)
                                                                       ------------  ----------   ---------   ---------
Net cash (used in) provided by financing activities                             (30)        558         571      96,420
                                                                       ------------  ----------   ---------   ---------
Net decrease in cash and cash equivalents                                    (3,284)     (5,671)     (4,032)     (3,023)
Effect of exchange rate changes on cash and cash equivalents                    254         242          71         529
Cash and cash equivalents at beginning of period                             13,107      13,797      14,038      10,862
                                                                       ------------  ----------   ---------   ---------
Cash and cash equivalents at end of period                             $     10,077  $    8,368   $  10,077   $   8,368
                                                                       ============  ==========   =========   =========

Supplemental disclosure of cash flow information
   Interest paid                                                       $         17  $       16   $      57   $      22
                                                                       ============  ==========   =========   =========
   Taxes paid                                                          $          1  $       57   $      58   $      59
                                                                       ============  ==========   =========   =========

Supplemental disclosure of non-cash flow information
   Acquisition of property and equipment under capital leases $        $          -  $      683   $       -   $     799
                                                                       ------------  ----------   ---------   ---------

                               TRINTECH GROUP PLC
            NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   Basis of Presentation

     These interim condensed consolidated financial statements have been prepared by Trintech Group PLC ("Trintech"), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial positions, results of operations and cash flows at the date and for the periods presented. The operating results for the quarter ended October 31, 2001, are not necessarily indicative of the results that may be expected for the year ending January 31, 2002. See "Factors Affecting Future Results." For further information refer to the consolidated financial statements and footnotes for the year ended January 31, 2001, included in Trintech's Annual Report on Form 20-F and the German Verkaufsprospekt/Untermechmensbericht dated May 17, 2001.

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

2.   Irish Companies Acts, 1963 to 2001

     The condensed consolidated financial information in this document does not comprise full accounts as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to Trintech's annual return and the information as of and for the periods ended October 31, 2001, and October 31, 2000, is unaudited. A copy of the full accounts for the year ended January 31, 2001, prepared in accordance with Irish generally accepted accounting principles, is annexed to the relevant annual return, and was filed in October 2001. The auditors have reported without qualification under Section 193 of the Companies Act, 1990 in respect of such accounts.

     The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands, Germany, the United States and Uruguay after eliminating all material inter-company accounts and transactions.

3.   Marketable Securities

     Marketable securities are considered to be trading securities per SFAS 115 and are carried on the balance sheet at their market value.

4.   Inventories

                                                    October 31     January 31
                                                       2001           2001
                                                   ------------  -------------
                                                   (U.S. dollars in thousands)

     Raw materials .......................         $        136  $         110
     Finished goods ......................                5,955          1,514
                                                   ------------  -------------
     Total ...............................         $      6,091  $       1,624
                                                   ============  =============

5.   Restructuring Charge

     In the first quarter of fiscal 2002, the company implemented a restructuring plan primarily aimed at reducing employee headcount and consolidating facilities and assets. The company recorded a $2.5 million restructuring charge related to this restructuring plan. The costs associated with the restructuring plan consist of $1.7 million for employee terminations and $788,000 to consolidate facilities and operations. The restructuring plan to reduce excess employee headcount and close excess facilities was due to the overlap of positions and facilities as a result of Trintech's acquisitions in fiscal 2001.

     In the third quarter of fiscal 2002, the company recorded an additional $1.25 million restructuring charge related to the restructuring of the UK business. The charge is primarily a write down of receivables.

     The following table summarizes Trintech's restructuring activity for the nine months ended October 31, 2001:

                                                          For the nine months ended October 31, 2001
                                                 --------------------------------------------------------------

                                                                  (U.S. dollars in thousands)

                                                   Employee      Consolidation of
                                                Severance and     Facilities and     Write-off of
                                                   Benefits         Operations         Assets            Total
     Restructuring provision:                       $1,712             $788             $1,250       $   3,750
     Amounts paid or written-off                   ($1,712)           ($293)            (1,250)        ($3,255)
                                                ---------------------------------------------------------------
     Reserve balance October 31, 2001                    -           $  495                  -       $      495
                                                ==============   ================    =========       ==========

     The company anticipates that the total remaining restructuring reserve balance of $495,000 will be substantially paid out or written-off by the end of fiscal 2002.

     The company expects to record an additional restructuring charge as described in the subsequent event footnote.

6.   Comprehensive Loss

     The following table sets forth the calculation of comprehensive income
     (loss) for the three month and nine month periods ended October 31, 2001 and October 31, 2000:

                                                 Three months ended             Nine months ended
                                                    October 31,                    October 31,
                                                2001            2000           2001           2000
                                                ----            ----           ----           ----
                                                           (U.S. dollars in thousands)
     Net loss                                $(14,918)        $(5,908)      $(47,589)       $(17,405)
     Other comprehensive income(loss)             166            (818)           522             629
                                             --------         -------        --------        --------
     Comprehensive loss                      $(14,752)        $(6,726)      $(47,067)       $(16,776)
                                             ========         =======       ========        ========

7.   Computation of Net Loss Per Ordinary Share

                                                -------------------------------------------------------------------------
                                                         Three months ended                     Nine months ended
                                                             October 31,                           October 31,
                                                       2001               2000               2001                2000
                                                       ----               ----               ----                ----
                                                        (U.S. dollars in thousands, except share and per share data)
Numerator:

Numerator for basic and diluted
net loss per ordinary share
Net loss available to ordinary shareholders       $    (14,918)    $    (5,908)        $  (47,589)        $   (17,405)
                                                  -------------    -----------         -----------        -----------


Denominator:

Denominator for basic and diluted
net loss per ordinary share
Weighted average ordinary shares                   30,427,755       28,367,673          30,292,315         27,095,176
                                                  -----------      -----------         -----------        -----------

Basic and diluted net loss per

Ordinary share                                    $     (0.49)     $     (0.21)        $     (1.57)       $     (0.64)
                                                  -----------      -----------         -----------        -----------

8.       Recent Accounting Pronouncements

         In October 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 144,, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed. The Statement will be effective for fiscal years beginning after December 15, 2001. We have not yet determined the effect SFAS No. 144 will have on our consolidated financial position, results of operations, or cash flows.

         In August 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS No. 143 addresses financial accounting and reporting for the retirement obligation of an asset. This statement states that companies should recognize the asset retirement cost, at their fair value, as part of the cost of the asset and classify the accrued amount as a liability in the consolidated balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for revised estimates of the discounted cash outflows. The Statement will be effective for fiscal years beginning after June 15, 2002. We have not yet determined the effect SFAS No. 143 will have on our consolidated financial position, results of operations, or cash flows.

         In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other acquired assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. With the adoption of this Statement, goodwill and other intangible assets with indefinite lives are no longer subject to amortization over their estimated useful lives. Goodwill and other intangible assets with indefinite lives will be assessed for impairment each year and upon the occurrence of certain events using the fair-value-based test. This Statement becomes effective December 15, 2001. We will apply the new rules on accounting for goodwill and other intangible assets beginning in our first quarter of fiscal 2003. We are currently assessing the impact of SFAS No. 142 on our consolidated financial position, results of operations, or cash flows.

         In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations and it requires business combinations in the scope of this Statement to be accounted for using the purchase method of accounting and eliminates pooling of interests accounting. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The adoption of this Statement will not have a material effect on our consolidated financial position, results of operations, or cash flows.

9.       Subsequent Events

         On November 13, 2001, the company announced the acquisition of VeriFone's secure payment infrastructure and Internet payment ePS product line for cash consideration of $3.3 million. VeriFone's ePS product line is a complete eCommerce payment management solution aimed at large retailers, financial institutions, network operators and other multiple service providers.

         On November 13, 2001, the company announced a voluntary stock option exchange program for its eligible employees. Under the program, eligible employees have the opportunity to elect to cancel outstanding, unexercised stock options held by them in exchange for an equal number of replacement options to be granted six months and one day after the cancellation of the old options. The cancellation of the tendered options is scheduled to be made effective on December 14, 2001. The replacement options will be granted at a date, not earlier than, June 17, 2002. The replacement options will be granted at an exercise price equal to the fair market value of our American Depositary Shares ("ADS") on the date of grant. Generally, employees residing in Ireland, the United States, the United Kingdom and Germany are eligible to participate in the program, although members of our board of directors, members of our advisory board and all of our executive officers are not eligible to participate. The company does not expect to incur any compensation charge in connection with the program.

         The company expects to record an additional restructuring charge of approximately $2.0 million in the quarter ending January 31, 2002. The restructuring charge is primarily related to staff reductions and associated costs.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Condensed Consolidated Financial Statements and the Notes thereto appearing elsewhere in this report. The following discussion contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. Any "forward looking statements" are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. "Forward looking statements" include, among others, statements regarding Trintech's expected revenues, earnings, gross margins and overall financial performance in future quarters, customer adoption of Trintech's eCommerce and mCommerce payment technology, continued investment in Trintech's research and development and sales and marketing programs, development of Trintech's eCommerce payment infrastructure solutions on multi-platforms and Trintech's acquisition strategy and ability to integrate recent and future acquisitions with and into Trintech. Factors that could cause such results to differ materially include those factors more fully discussed in the section entitled "Factors That May Affect Future Results" appearing elsewhere in this report and in Trintech's Form 20-F for the fiscal year ended January 31, 2001, filed with the U.S. Securities and Exchange Commission.

"Fiscal 1999" refers to the fiscal year ended January 31, 1999, "fiscal 2000" refers to the fiscal year ended January 31, 2000, "fiscal 2001" refers to the fiscal year ended January 31, 2001, "fiscal 2002" refers to the fiscal year ending January 31, 2002 and "fiscal 2003" refers to the fiscal year ending January 31, 2003.

Recent Developments

On November 13, 2001, we acquired VeriFone's secure payment infrastructure and Internet payment ePS product line for cash consideration of $3.3 million. VeriFone's ePS product line is a complete eCommerce payment management solution aimed at large retailers, financial institutions, network operators and other multiple service providers. The transaction will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles.

The combination of the operations of VeriFone's ePS product line with our operations will result in an increase in our research and development expenses. In addition, the amortization of any intangible assets acquired as part of this acquisition, together with our acquisitions of Checkline, Exceptis Technologies, the primary assets of Sursoft and Globeset Inc., will negatively impact the results of operations in future periods as may any potential impairment of goodwill under SFAS 142. Unanticipated contingencies that would substantially increase the costs of combining the operations of these entities may occur.

On November 13, 2001, the company announced a voluntary stock option exchange program for its eligible employees. Under the program, eligible employees have the opportunity to elect to cancel outstanding, unexercised stock options held by them in exchange for an equal number of replacement options to be granted six months and one day after the cancellation of the old options. The cancellation of the tendered options is scheduled to be made effective on December 14, 2001. The replacement options will be granted at a date, not earlier than, June 17, 2002. The replacement options will be granted at an exercise price equal to the fair market value of our American Depositary Shares ("ADS") on the date of grant. Generally, employees residing in Ireland, the United States, the United Kingdom and Germany are eligible to participate in the program, although members of our board of directors, members of our advisory board and all of our executive officers are not eligible to participate. The company does not expect to incur any compensation charge in connection with the program.

The company expects to record an additional restructuring charge of approximately $2.0 million in the quarter ending January 31, 2002. The restructuring charge is primarily related to staff reductions and associated costs.

As we discussed on our public conference calls on November 28, 2001, the terrorist events of September 11, 2001 and their aftermath had a material adverse effect on our third quarter service revenue. We expect that these events will negatively affect our service revenue for the fourth quarter and beyond. It is not possible to predict the outcome of the recent escalation of hostilities between the United States and certain countries and persons related to the events of September 11. The continuation of these hostilities could result in further weakness in the economy, which would have a further adverse impact on our operating results and financial condition.

Overview

     We are a leading provider of secure e-payment solutions for payment card transactions. We develop, market and sell a comprehensive suite of software and electronic PoS systems that enable card-based electronic payments in the physical world and over the Internet. Today, our revenue is primarily derived from three sources:

     Product Revenue. Product revenue, which continues to represent a significant proportion of our total revenue, is derived from sales of our electronic PoS system products, primarily the Compact 9000i PoS devices and the Compact 950-PP pin pad. Product revenues are recognized at the time that persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectibility is probable.

     License Revenue. Software license revenue is derived from license fees from our e-payment software products for payment card transactions in the physical world and over the Internet and other wireless networks and the provision of related support and maintenance services to customers. We recognize software license revenue under SOP 97-2. Under the terms of SOP 97-2, where an arrangement to deliver software does not require significant production, modification or customization, we recognize software license revenue when all of the following criteria are met:

        . persuasive evidence of an arrangement exists;

        . delivery has occurred;

        . our fee is fixed or determinable; and

        . collectibility is probable.

     We also license our software on a recurring rental basis, and, under SOP 97-2, we recognize revenue from these arrangements ratably over the life of the agreement. Customer support and maintenance fees are established as a percentage of the software license price, typically 18% per year, and are generally paid quarterly. We recognize revenue related to customer support and maintenance fees ratably over the life of the agreement.

     Service Revenue. We derive service revenue from consulting services, educational and training services and customization and implementation services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided.

     With the launch of our first Internet product in the year ended January 31, 1997, or fiscal 1997, we shifted our growth strategy to emphasize eCommerce software products for Internet applications. We have historically sold our products primarily through a direct sales force in Europe and North and South America. We have established strategic relationships with VISA, RSA Security, SAP, MasterCard, Compaq and Motorola which provide joint marketing opportunities as well as lead-generation for our direct sales force. To facilitate worldwide market penetration, we have begun to establish indirect sales channels, such as resellers and systems integrators. Revenue from products sold through indirect sales channels is recognized net of commissions and discounts.

     The following table illustrates our revenues for the three and nine months ended October 31, 2001 and 2000 by customer location before intercompany eliminations:

                                                ---------------------------------------------------------------------
                                                        Three months ended                  Nine months ended
                                                            October 31,                        October 31,
                                                ----------------------------------------------------------------------
                                                          2001                2000               2001           2000
                                                          ----                ----               ----           ----
                                                                       (U.S. dollars in thousands)
Germany                                                $ 14,401            $ 10,861          $  36,193      $  28,772
Europe (excluding Germany)                                9,151               4,716             25,639         13,148
Rest of the world                                         2,095               2,834             19,911         10,964
Eliminations                                             (8,222)             (4,387)           (28,915)       (19,387)
                                                       --------            --------          ---------      ---------
Total                                                  $ 17,425            $ 14,024          $  52,828      $  33,497
                                                       ========            ========          =========      =========

     Cost of product revenue includes outsourced manufacturing costs, packaging, documentation, labor and other costs associated with packaging and shipping our electronic PoS system products. Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived, the cost of providing after-sale support and maintenance services to customers and the amortization of acquired technology. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

     Research and development expenses consist primarily of labor and associated costs connected with the development of our software products and electronic PoS system products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation.

     Due to our decision to emphasize e-payment software products for Internet applications, we substantially increased our operating expenditures to build our presence in this business. This has included significant increases in our research and development expenses related to the development of e-commerce capable products, and substantial increases in our sales and marketing personnel as we have expanded our global sales capabilities. In fiscal 2001, we increased our research and development expenditure to develop software applications for the mobile commerce payment market. During Fiscal 2002, research and development expenditure has started to decline as our e-commerce products start to reach technological maturity and we seek to reduce investment in products where the market opportunity has not yet developed due to economic conditions. Consequently, we expect to continue to report losses from operations on a full year basis, through at least fiscal 2002.

     We operate as a holding company with operating subsidiaries in Ireland, Germany, Uruguay, the United Kingdom and the United States and a financing subsidiary in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary's tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, our consolidated effective tax rate may increase to the extent that we report tax losses in some subsidiaries and taxable income in others. In addition, our tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of goodwill, intangible assets and stock compensation.

     We have significant operations and generate substantially all of our taxable income in the United Kingdom and the Republic of Ireland, and some of our Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010, and another Irish subsidiary qualifies for an exemption from income tax as its revenue source is license fees from qualifying patents within the meaning of
Section 234 of the Irish Taxes Consolidation Act, 1997. We currently anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, our operating results could be materially adversely affected.

     A significant portion of our revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and we and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations resulting primarily from fluctuations in the U.S. dollar and the Irish pound and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in our operating results on an annual and, in particular, on a quarterly basis. From time to time we may hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. We expect to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on our results of operations.

     The conversion to the euro has not had a material effect on the pricing of, or the market for, our products, licenses and services, and we do not expect the conversion will have a material effect in the future.

     Our quarterly revenue and operating results have historically been subject to significant fluctuations due to a variety of factors described below, and we anticipate that this volatility will continue. As a result, period-to-period comparisons of our results of operations are not necessarily meaningful and these comparisons should not be relied upon as indications of our future performance. It is likely that in some future quarters our results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of our American Depository Shares.

     We have experienced significant fluctuations in our quarterly product revenue. In particular, electronic PoS systems revenue has generally been higher in the quarter ended January 31 of each year as customers on a calendar-based fiscal year complete their capital spending plans in December and have capital budgets available in January.

     License revenue can fluctuate significantly from quarter to quarter for a number of reasons. A significant portion of our software revenue is typically derived from a limited number of customers. As a result, small changes in the number of customers in a particular quarter can significantly affect software license revenue for that quarter. Additionally, because the price of our software products varies significantly based on the product and the functionality, the product mix in a particular quarter can also significantly affect license revenue in that quarter.

     Service revenue has varied significantly from quarter to quarter. The scope and demand for services has varied as some banking customers perform services in-house. Service revenue has been significantly impacted by the number of customers requesting services and the scope of the service engagements undertaken in a particular quarter. The demand for customization services can vary as a result of the mix of products that are licensed to our customers as well as the requirements of the customers for customization of our products to suit their needs. As the functionality of our product line has broadened, the portion of service revenue attributable to customization has declined. Service revenue was lower than planned for the quarter ended October 31, 2001 as a result of the exceptional circumstances of September 11/th/ that resulted in professional service staff being unable to travel to the customers to perform services.

     Cost of revenue and gross margin has varied substantially from quarter to quarter, both in line with revenue fluctuations and due to factors such as headcount costs, currency fluctuations and facilities cost increases. Cost of license revenue may be further impacted by license fees payable to third parties from whom we license technology, which can vary depending upon product mix. Because a substantial percentage of our costs are fixed, quarterly fluctuations in total revenue result in significant fluctuations in our costs as a percentage of revenue.

     The level of research and development expenditures can vary from quarter to quarter due to changing labor costs and other costs associated with growth in headcount. In connection with our strategy of emphasizing e-payment software products for Internet applications, we have generally increased our research and development expenditures over the past few years, including the development of new products for mCommerce in the prior and current fiscal year. During Fiscal 2002, research and development expenditure has started to decline as our e-commerce products start to reach technological maturity and we seek to reduce investment in products where the market opportunity has not yet developed due to economic conditions.

     Sales and marketing expenditure can vary significantly from quarter to quarter depending on the timing of our advertising and promotion campaigns, the hiring of sales personnel and the establishment of sales offices.

     During fiscal 2001 we acquired Checkline plc, Exceptis Technologies Limited and the primary assets of both Sursoft S.A. and Globeset, Inc. Each acquisition was accounted for under the purchase method of accounting, and accordingly, the assets, liabilities, and operating results for each of these businesses have been included in the accompanying financial statements from the date of acquisition. The total purchase costs of $102.8 million, comprising the fair value of the shares issued, the cash paid and related transaction costs for these acquisitions, have been allocated, based on their respective fair values, to non-current assets (purchased technology, assembled workforce, acquired customer base and a non-compete covenant) of $24.3 million, goodwill of $84.2 million and net liabilities acquired including deferred income of $5.7 million. Both non-current assets and goodwill are being amortized on a straight-line basis over their estimated useful economic lives of three years. Additionally, we may incur other purchase accounting related costs and expenses that may result in purchase accounting adjustments that will have a material and adverse effect on our results of operations.

     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other acquired assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. With the adoption of this Statement, goodwill and other intangible assets with indefinite lives are no longer subject to amortization over their estimated useful lives. Goodwill and other intangible assets with indefinite lives will be assessed for impairment each year and upon the occurrence of certain events using the fair-value-based test. This Statement becomes effective December 15, 2001. We are currently assessing the impact of SFAS No. 142 on our consolidated financial position, results of operations, or cash flows.

Quarterly Results of Operations


      The following table presents our results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

                                                         Three months                     Nine months
                                                      ended October 31,                ended October 31,
                                                   -----------------------         ------------------------
                                                         2001         2000               2001          2000
                                                   -----------   ---------         -----------   ----------
Revenue:
   Product                                                 39%          43%                36%           46%
   License                                                 47%          42%                46%           43%
   Service                                                 14%          15%                18%           11%
                                                   ----------    ---------         ----------    ----------

       Total Revenue                                      100%         100%               100%          100%
                                                   ----------    ---------         ----------    ----------

Cost of revenue:
   Product                                                 30%          29%                27%           31%
   License                                                 15%           9%                15%           11%
   Service                                                 11%          12%                13%            9%
                                                   ----------    ---------         ----------    ----------

       Total Cost of Revenue                               56%          50%                55%           51%
                                                   ----------    ---------         ----------    ----------

Gross margin                                               44%          50%                45%           49%


Operating expenses:
   Research & development                                  29%          34%                32%           39%
   Sales & marketing                                       26%          33%                29%           36%
   General & administrative                                26%          20%                26%           23%
   Restructuring charge                                     7%           -                  7%            -
   Amortization of goodwill                                40%          10%                39%            4%
   Amortization of purchased intangible assets              6%           -                  5%            -
   Stock compensation                                       -            8%                 2%           12
                                                   ----------    ---------         ----------    ----------

      Total operating expenses                            134%         106%               141%          115%
                                                   ----------    ---------         ----------    ----------

Income (loss) from operations                             (90%)        (56%)              (96%)         (66%)

   Interest income (expense), net                           4%          16%                 5%           16%
   Exchange gain (loss), net                                1%           1%                 1%            -

                                                   ----------    ---------         ----------    ----------

Income (loss) before
provision for income taxes                                (85%)        (40%)              (90%)         (51%)

   Provision for income taxes                               -           (2%)                -            (1%)
                                                   ----------    ---------         ----------    ----------

Net income (loss)                                         (86%)        (42%)              (90%)         (52%)
                                                   ----------    ---------         ----------    ----------


Revenue

     Total Revenue. Total revenue increased $3.4 million to $17.4 million in the quarter ended October 31, 2001, from $14.0 million in the quarter ended October 31, 2000, an increase of 24%. In the nine months ended October 31, 2001, total revenue increased $19.3 million to $52.8 million from $33.5 million in the nine months ended October 31, 2000, an increase of 58%. The increase was attributable to increased sales of software license fees, services, electronic PoS system products and the inclusion of revenue derived from products acquired in connection with the acquisitions of Exceptis Technologies Limited, the primary assets of Sursoft S.A. and Globeset, Inc., in fiscal 2001, which was not included in the comparable periods of last year.

     We have historically derived a significant portion of our total revenue from a small number of customers. In the quarter ended October 31, 2001, Princeton eComm accounted for 18% of our total revenue, Fiducia accounted for 15% of our total revenue and Deutsche Verkehrsbank accounted for 13% of our total revenue. In the quarter ended October 31, 2000, Which, a subsidiary of Tyco, accounted for 15% of our total revenue and Allcash accounted for 10% of our total revenue. Deutsche Verkehrsbank accounted for 12% of our total revenue and Fiducia accounted for 11% of our total revenue for the nine months ended October 31, 2001. In the nine months ended October 31, 2000, Which accounted for 17% of our total revenue.

     Product. Product revenue increased $650,000 to $6.7 million in the quarter ended October 31, 2001, from $6.1 million in the quarter ended October 31, 2000, an increase of 11%. In the nine months ended October 31, 2001, product revenue increased $3.7 million to $19.2 million from $15.5 million in the nine months ended October 31, 2000, an increase of 24%. Product sales represented 39% of total revenue in the quarter and 36% in the nine months ended October 31, 2001, compared to 43% of total revenue in the quarter ended October 31, 2000 and 46% in the nine months ended October 31, 2000. The increase in product revenue, in absolute dollar terms, was due primarily to increased volume of sales. This increase, however, was partially offset by lower average selling prices for our electronic PoS system products. The increase in product revenue in absolute dollar terms was further offset by the impact of the declining value of the Euro as against the U.S. dollar in the nine months ended October 31, 2001, which reduced product revenue, when converted to and reported in U.S. dollars, by 4% if calculated using the exchange rates we experienced in the nine months ended October 31, 2000. The effect in the quarter ended October 31, 2001 was immaterial.

     License. Software license revenue increased $2.3 million to $8.2 million in the quarter ended October 31, 2001, from $5.9 million in the quarter ended October 31, 2000, an increase of 39%. In the nine months ended October 31, 2001, license revenue increased $9.8 million to $24.2 million from $14.4 million in the nine months ended October 31, 2000, an increase of 68%. Software license revenue represented 47% and 46% of total revenue in the quarter and nine months ended October 31, 2001, respectively, compared to 42% and 43% of total revenue in the quarter and nine months ended October 31, 2000, respectively. The increase in software license revenue was primarily due to increased sales of our e-payment software infrastructure products to new customers, higher average revenue per contract, associated service and maintenance fees and the inclusion of revenue derived from products acquired in connection with the acquisitions of Exceptis Technologies Limited, the acquisition of the primary assets of Sursoft S.A., and Globeset, Inc., in fiscal 2001, which was not included in the prior periods.

Service. Service revenue increased $452,000 to $2.5 million in the quarter ended October 31, 2001, from $2.0 million in the quarter ended October 31, 2000, an increase of 22%. In the nine months ended October 31, 2001, service revenue increased $5.8 million to $9.4 million from $3.6 million in the nine months ended October 31, 2000, an increase of 163%. Service revenue represented 14% and 18% of total revenue in the quarter and nine months ended October 31, 2001, respectively, compared to 15% and 11% of total revenue in the quarter and nine months ended October 31, 2000, respectively. Service revenue was lower than planned for the quarter ended October 31, 2001 as a result of the exceptional circumstances of September 11th that resulted in professional service staff being unable to travel to the customers to perform services and some banking customers using internal resources to perform services. In the nine months ended October 31, 2001, the increase in service revenue primarily resulted from an increase in sales of software licenses, which resulted in increased demand for training, project management and consulting services and the inclusion of revenue derived from products acquired in connection with the acquisitions of Exceptis Technologies Limited, the acquisition of the primary assets of Sursoft S.A., and Globeset, Inc. in fiscal 2001, which was not included in the comparable period of last year.

Cost of Revenue

     Total Cost of Revenue. Total cost of revenue increased $2.7 million to $9.7 million including $1.2 million with respect to amortization of acquired technology and depreciation in the quarter ended October 31, 2001, from $7.0 million in the quarter ended October 31, 2000, an increase of 38%. In the nine months ended October 31, 2001, total cost of revenue increased $11.9 million to $29.1 million, including $3.4 million with respect to amortization of acquired technology and depreciation, from $17.2 million in the nine months ended October 31, 2000, an increase of 69%. Total gross margin was 44% and 45% for the quarter and nine months ended October 31, 2001, respectively, compared to 50% and 49% for the quarter and nine months ended October 31, 2000, respectively. The decrease in gross margin, as a percentage of total revenue, is primarily a result of the additional charge in the quarter and nine months ended October 31, 2001 for amortization of acquired technology related to the acquired business.

     Total gross margin, as a percentage of total revenue, excluding the amortization of acquired technology and depreciation, remained constant at 51% for the quarter and nine months ended October 31, 2001, when compared to 52% and 51% for the quarter and nine months ended October 31, 2000, respectively. The consistent gross margin is primarily a result of the higher margin license revenue, partially offset by lower margin product revenue, which accounted for a large proportion of revenue for both the quarter and nine months ended October 31, 2001, compared to the respective periods in the previous year.

     Product. Cost of product revenue increased $1.2 million to $5.2 million in the quarter ended October 31, 2001 from $4.0 million in the quarter ended October 31, 2000, an increase of 29%. In the nine months ended October 31, 2001, cost of product revenue increased $3.8 million to $14.2 million from $10.4 million in the nine months ended October 31, 2000, an increase of 37%. The increase in the cost of product revenue primarily resulted from increased volume of sales. Product revenue costs represented 78% and 74% of product revenue for the quarter and nine months ended October 31, 2001, respectively, compared to 67% of product revenue in the quarter and nine months ended October 31, 2000. The increase as a percentage of product revenue was primarily due to lower average selling prices in the quarter ended October 31, 2001, for our electronic PoS system products and the impact of the declining value of the euro against the dollar in fiscal 2002. For example, sales of our electronic PoS systems in Germany are denominated in euro while a portion of the related manufacturing costs are denominated in U.K. pounds sterling.


     License. Cost of software license revenue increased $1.3 million to $2.6 million including $1.1 million with respect to amortization of acquired technology in the quarter ended October 31, 2001 from $1.3 million in the quarter ended October 31, 2000, an increase of 102%. In the nine months ended October 31, 2001, cost of software license revenue increased $4.0 million to $7.8 million including $3.2 million with respect to amortization of acquired technology, from $3.8 million in the nine months ended October 31, 2000, an increase of 105%. Software license costs were 32% of license revenue for the quarter and nine months ended October 31, 2001, respectively, compared to 22% and 26% for the quarter and nine months ended October 31, 2000, respectively. The increase, in cost of software license as a percentage of software license revenue, is primarily a result of the additional charge in the quarter and nine months ended October 31, 2001, for amortization of acquired technology related to the acquired business.

     Software license costs excluding amortization of acquired technology were 19% of license revenue in the quarter and nine months ended October 31, 2001, respectively, compared to 17% and 20% in the quarter and nine months ended October 31, 2000, respectively. The increase in the cost of licenses, in absolute dollar terms, primarily resulted from the overall increase in software license revenue.

     Service. Cost of service revenue increased $186,000 to $1.9 million for the quarter ended October 31, 2001, from $1.7 million for the quarter ended October 31, 2000 an increase of 11%. The increase in cost of service revenue for the quarter was lower than planned for the quarter ended October 31, 2001 as a result of the exceptional circumstances of September 11th that resulted in professional service staff being unable to travel to the customers to perform services and some banking customers using internal resources to perform services. In the nine months ended October 31, 2001, cost of service revenue increased $4.0 million to $7.0 million from $3.0 million in the nine months ended October 31, 2000, an increase of 132%. In the nine month period ended October 31, 2001, the increase in the cost of service revenue primarily resulted from a higher investment in service infrastructure.

     Service costs were 76% and 75% of service revenue in the quarter and nine months ended October 31, 2001, respectively, compared to 83% and 85% of service revenue in the quarter and nine months ended October 31, 2000, respectively. The decrease in cost of service as a percentage of service revenue was due to the overall increase in service revenue.

Operating Expenses

     Research and Development. Research and development expenses increased $260,000 to $5.0 million in the quarter ended October 31, 2001, from $4.8 million in the quarter ended October 31, 2000, an increase of 5%. In the nine months ended October 31, 2001, research and development expenses increased $3.6 million to $16.7 million from $13.1 million, an increase of 27%. Research and development expenses were 29% and 32% of total revenue in the quarter and nine months ended October 31, 2001, respectively, compared to 34% and 39% of total revenue in the quarter and nine months ended October 31, 2000, respectively. The increase in research and development was primarily due to the increase in the number of research and development employees including employees from acquired businesses. The decrease as a percentage of total revenue in the quarter and nine months ended October 31, 2001, was due to the increase in revenue, particularly license revenue, partially offset by increased spending.

     Sales and Marketing. Sales and marketing expenses were $4.6 million in the quarter ended October 31, 2001, and October 31, 2000. In the nine months ended October 31, 2001, sales and marketing expenses increased $3.5 million to $15.5 million from $12.0 million, when compared to the same period in 2000, an increase of 29%. The increase, in absolute dollar terms, in the nine month period was primarily a result of the additional sales personnel and increases in direct marketing activities, travel costs, marketing programs and the inclusion of sales and marketing cost in respect of acquired businesses which was not included in the prior periods. The flat growth for the quarter ended October 31, 2001, as compared to the quarter ended October 31, 2000, was primarily due to the streamlining of expenses in the quarter ended October 31, 2001 from the previous sequential quarter. Sales and marketing expenses were 26% and 29% of total revenue in the quarter and nine months ended October 31, 2001, compared to 33% and 36% of total revenue in the quarter and nine months ended October 31, 2000, respectively. The decrease as a percentage of total revenue in the quarter and nine months ended October 31, 2001, was due to the streamlining of expenses in the quarter ended October 31, 2001, and the overall increase in revenue, particularly license revenue, partially offset by increased spending in the nine months ended October 31, 2001.


     General and Administrative. General and administrative expenses increased $1.6 million to $4.5 million in the quarter ended October 31, 2001, from $2.9 million in the quarter ended October 31, 2000, an increase of 58%. In the nine months ended October 31, 2001, general and administrative expenses increased $6.0 million to $13.9 million from $7.9 million, an increase of 77%. General and administrative expenses were 26% of total revenue in both the quarter and nine months ended October 31, 2001, respectively, compared to 20% and 23% of total revenue in the quarter and nine months ended October 31, 2000, respectively. The increase primarily resulted from increases in labor costs, telecommunications and management information systems costs, an increase in depreciation costs and the inclusion of general and administration expenditures from acquired businesses which was not included in the prior periods. General and administrative expenses, excluding depreciation of $677,000, increased $1.4 million to $3.8 million in the quarter ended October 31, 2001, from $2.4 million in the quarter ended October 31, 2000, an increase of 60%. In the nine months ended October 31, 2001, general and administrative expenses, excluding depreciation of $2.0 million, increased $5.3 million to $12.0 million from $6.7 million, an increase of 80%.

     Restructuring Charge. Restructuring charge expense was $1.3 million in the quarter ended October 31, 2001, and $3.8 million in the nine months ended October 31, 2001, compared to nil in the quarter and nine months ended October 31, 2000. The charge in the quarter ended October 31, 2001, relates to the restructuring of the UK business, and is primarily a write down of receivables. The previous charges related primarily to involuntary staff terminations arising on the overlap in positions as we seek to fully integrate the acquired businesses and the closing of excess facilities where we had multiple facilities in the same city following the acquisitions in fiscal 2001. The company expects to record an additional restructuring charge of approximately $2.0 million in the quarter ending January 31, 2002. The restructuring charge is primarily related to staff reductions and associated costs.

     Amortization of goodwill. Amortization of goodwill was $7.0 million in the quarter ended October 31, 2001, compared to $1.4 million in the quarter ended October 31, 2000. Amortization of goodwill was $20.8 million in the nine months ended October 31, 2001 compared to $1.4 million in the quarter ended October 31, 2000. This was a result of the amortization of goodwill recorded in connection with the acquisitions in fiscal 2001.

     Amortization of purchased intangible assets. Amortization of purchased intangible assets was $1.0 million in the quarter ended October 31, 2001, and $2.9 million in the nine months ended October 31, 2001, compared to nil in the quarter and nine months ended October 31, 2000. This was a result of the amortization of purchased intangible assets recorded in connection with the acquisitions in fiscal 2001.

     Stock Compensation. Stock compensation expense decreased $1.1 million to $51,000 in the quarter ended October 31, 2001, from $1.2 million in the quarter ended October 31, 2000, a decrease of 96%. Stock compensation expense decreased $3.3 million to $818,000 in the nine months ended October 31, 2001, from $4.1 million in the nine months ended October 31, 2000, a decrease of 80%.

     The non-cash stock compensation expense is associated with options granted to members of our advisory board, MasterCard and our Chief Operating Officer and with the exchange of unvested employee options on the acquisition of Exceptis Technologies Limited. The stock compensation relating to our advisory board and MasterCard are associated with options to acquire an aggregate of

230,000 ordinary shares (460,000 equivalent ADSs) granted at fair market value on the date of grant. The options were treated as variable options for accounting purposes under Financial Accounting Standard 123 and Emerging Issues Task Force abstract 96-18 ("Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services" (EITF 96-18)). As a result, non-cash stock compensation for each period was measured as the fair market value of the option, determined using the Black-Scholes method on the period end date multiplied by the number of options time-apportioned over their respective vesting periods, less the aggregate amount of stock compensation charges previously recorded for these option grants. In May 2000, we revised these option grants and vested them immediately, resulting in a measurement date so that in future periods the non-cash compensation charge would be fixed on a quarterly basis.

     Interest Income, Net. Interest income, net consists of interest income and interest expense. Interest income, net decreased $1.6 million to $644,000 in the quarter ended October 31, 2001, from $2.2 million of interest income, net in the quarter ended October 31, 2000, a decrease of 71%. Interest income, net decreased $2.6 million to $2.6 million in the nine months ended October 31, 2001, from $5.2 million of interest income, net in the nine months ended October 31, 2000, a decrease of 49%. The decreases were due to lower cash balances and lower interest rates.

     Provision for Income Taxes. Provision for income taxes decreased $271,000 to $53,000 in the quarter ended October 31, 2001, from $324,000, in the quarter ended October 31, 2000, a decrease of 84%. Provision for income taxes decreased $241,000 to $85,000 in the nine months ended October 31, 2001, from $326,000 in the nine months ended October 31, 2000, a decrease of 74%. The decrease resulted primarily from the provision for income taxes that was made for the previous quarter ended October 31, 2000, related to the acquisition of Checkline in August 2000.

Liquidity and Capital Resources

     As of October 31, 2001, we had working capital of $64.6 million, including cash and cash equivalents totaling $10.1 million and marketable securities totaling $59.6 million and restricted cash of $3.9 million.

     Net cash used in operating activities was approximately $1.9 million in the nine months ended October 31, 2001, compared to net cash used of $87.4 million in the nine months ended October 31, 2000. Net cash used in operating activities in the nine months ended October 31, 2001, resulted primarily from a loss on operations, excluding depreciation, the amortization of goodwill and intangible assets and stock compensation of $17.3 million, the paying down of $7.6 million in Globeset liabilities, an increase in inventories of $4.4 million and an increase in other working capital of $1.6 million, partially offset by net sales of marketable securities of $27.8 million.

     Net cash used in investing activities was approximately $2.7 million in the nine months ended October 31, 2001 compared to $12.1 million for the nine months ended October 31, 2000. The decrease was due to the payment to acquire Checkline that was paid in the period to October 31,

2000.

     Net cash provided by financing activities was $571,000 for the nine months ended October 31, 2001, compared to net cash provided of $96.4 million for the nine months ended October 31, 2000. The decrease was due to a non recurring secondary share offering completed in the nine months ended October 31, 2000.

     Under the terms of our acquisition agreement to acquire Checkline plc, we will be required to pay up to $5.0 million to the former stockholders of Checkline plc if certain performance criteria are met. Under the terms of our acquisition agreement with Sursoft, we are required to pay $6.0 million in deferred purchase consideration to the former stockholders of Sursoft, of which $4.2 million is payable in December 2001. Additionally, we will be required to pay an additional amount to the Sursoft shareholders each year over the five year period beginning on the first anniversary of the closing date of the acquisition equal to 25% of the revenue generated by the Sursoft business, if this amount cumulatively exceeds $2.2 million. Separately, the vendors of the Sursoft assets have additionally agreed to purchase a further number of ADSs for a total cash consideration of $1.5 million on or around the first anniversary of the closing date of the acquisition. In the quarter ended October 31, 2001, we reached agreement on the earn-out obligations to Exceptis Technologies, which was acquired in November 2000. Under the terms of the new agreement if certain performance milestones are met, shareholders, management and employees will be entitled to a total consideration of $1 million in cash. Previously the two year earn-out agreement stated that Trintech would issue $10 million of stock on the completion of the milestones.

     Although we have no material commitments for capital expenditures or strategic investments, other than those resulting from acquisitions, we anticipate the rate of capital expenditures to be consistent with our anticipated needs in operations, infrastructure and personnel. Our future liquidity and capital requirements will depend upon numerous factors including the cost and timing of product development efforts and the success of these development efforts, the cost and timing of sales and marketing activities, the extent to which our existing and new products gain market acceptance, market developments, the level and timing of license revenue and available borrowings under line of credit arrangements.

     We believe cash and cash equivalents on hand will be sufficient to meet our projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. We may be required to finance any additional requirements within the next twelve months or beyond through additional equity, debt financings or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, we may be unable to develop or enhance our products or services, take advantage of business opportunities or respond to competitive pressures. If we raise additional funds by issuing equity securities, dilution to existing shareholders will result.

Recent Accounting Pronouncements

     In October 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 144,, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed. The Statement will be effective for fiscal years beginning after December 15, 2001. We have not yet determined the effect SFAS No. 144 will have on our consolidated financial position, results of operations, or cash flows.

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS No. 143 addresses financial accounting and reporting for the retirement obligation of an asset. This statement states that companies should recognize the asset retirement cost, at their fair value, as part of the cost of the asset and classify the accrued amount as a liability in the consolidated balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for revised estimates of the discounted cash outflows. The Statement will be effective for fiscal years beginning after June 15, 2002. We have not yet determined the effect SFAS No. 143 will have on our consolidated financial position, results of operations, or cash flows.

     In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other acquired assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. With the adoption of this Statement, goodwill and other intangible assets with indefinite lives are no longer subject to amortization over their estimated useful lives. Goodwill and other intangible assets with indefinite lives will be assessed for impairment each year and upon the occurrence of certain events using the fair-value-based test. This Statement becomes effective December 15, 2001. We are currently assessing the impact of SFAS No. 142 on our consolidated financial position, results of operations, or cash flows.

     In June 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 addresses financial accounting and reporting for business combinations and it requires business combinations in the scope of this Statement to be accounted for using the purchase method of accounting and eliminates pooling of interests accounting. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The adoption of this Statement will not have a material effect on our consolidated financial position, results of operations, or cash flows.

Quantitative and Qualitative Disclosure About Market Risk

     Interest income and expense are sensitive to changes in the general level of Irish and U.S. interest rates, particularly since our investments are in short-term instruments and our available line of credit requires interest payments at variable rates. One of our foreign subsidiaries has in the past entered into foreign exchange contracts as a hedge against accounts receivable in currencies other than the Irish pound. However, as of October 31, 2001, neither we nor our subsidiaries were parties to any foreign currency hedging or other derivative financial instruments. Based on the nature and current levels of our investments and debt, we have concluded that there is no material market risk exposure.

     Our investment policy requires us to invest funds in excess of current operating requirements in marketable securities such as commercial paper, corporate bonds and U.S. government agency fixed income securities. As stated in our investment policy, we are averse to principal loss and seek to ensure the safety and preservation of invested funds by limiting default and market risks. We mitigate default risk by investing only in investment-grade securities.

     At October 31, 2001, our cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

Employees

We employed the following numbers of employees as of October 31, 2001 and 2000:

                                                             As of October 31,
                                                          ---------------------
                                                            2001         2000
                                                          ---------------------
Research and development .............................       251          201
Professional and support services ....................       133           68
Sales and marketing ..................................        88           89
Administration .......................................        77           68
                                                             ---          ---
Total ................................................       549          426
                                                             ---          ---

Of our total number of employees as of October 31, 2001, 202 are located in Ireland, 112 are located in Europe outside Ireland, 166 are located in North America and 69 in South America.

Legal Proceedings

     From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. For example, in April 2001, an individual demanded arbitration against us alleging breach of contract. While we believe this claim is without merit, we cannot predict the outcome of this dispute. Other than as disclosed above, neither we nor any of our consolidated subsidiaries are a party to any litigation or arbitration proceedings which could have, or during the last two fiscal years has had, a material adverse effect on our business, financial condition and results of operations.

     We are involved from time to time in disputes with respect to our intellectual property rights and the intellectual property rights of others. Pending and future litigation involving our business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to our business and significant diversion of effort by our technical and management personnel. In addition, litigation, either instituted by or against our business, may be necessary to resolve issues that may arise from time to time in the future. Furthermore, our efforts to protect our intellectual property through litigation may be unable to prevent duplication of our technology or products. Any such litigation could have a material adverse effect upon our business, financial condition or results of operations.

     There has been substantial litigation in the technology industry regarding rights to intellectual property, and our business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties' intellectual property rights, and there is no assurance that third parties will not claim infringement by us in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on our business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

Additional Information


Reporting of Securities as per Neuer Markt Regulations

    ---------------------------------------------------------------------------------------------------------
    Securities Interests on October 31, 2001
    ---------------------------------------------------------------------------------------------------------
                  Name                                  Number of American            Number of Exercisable
                                                      Depositary  Shares (ADS)    Options (in equivalent ADSs)
    ---------------------------------------------------------------------------------------------------------
    Executive Directors
    ---------------------------------------------------------------------------------------------------------
    Cyril McGuire                                                  9,260,017                          16,667
    ---------------------------------------------------------------------------------------------------------
    John McGuire                                                   9,260,017                          16,667
    ---------------------------------------------------------------------------------------------------------
    Kevin Shea                                                        60,000                         350,000
    ---------------------------------------------------------------------------------------------------------
    Paul Byrne                                                       128,610                         143,631
    ---------------------------------------------------------------------------------------------------------
    Non Executive Directors
    ---------------------------------------------------------------------------------------------------------
    Edmund Jensen                                                     30,000                         157,500
    ---------------------------------------------------------------------------------------------------------
    Trevor Sullivan                                                    7,840                          15,000
    ---------------------------------------------------------------------------------------------------------
    Robert Wadsworth                                                       -                          20,000
    ---------------------------------------------------------------------------------------------------------
    Officers
    ---------------------------------------------------------------------------------------------------------
    John Harte                                                         3,000                         225,000
    ---------------------------------------------------------------------------------------------------------
    Don Marcotte                                                       1,400                         164,500
    ---------------------------------------------------------------------------------------------------------
    George Burne                                                     390,820                         132,250
    ---------------------------------------------------------------------------------------------------------

                     FACTORS THAT MAY AFFECT FUTURE RESULTS

     In addition to the other factors identified in this Report on Form 6-K, the following risk factors could materially and adversely affect the Company's future operating results, and could cause actual events to differ materially from those predicted in the Company's forward looking statements relating to its business.

We emphasized e-commerce software for Internet payment transactions, an area in which we have limited experience.

     We introduced our first e-commerce software product for Internet payment transactions in 1996, and the majority of our e-commerce products and modules that we currently market have been released in the last two years. As a result, we have a limited operating history in developing, marketing and selling our e-commerce software, which makes the prediction of future operating results for this portion of our business very difficult. A substantial majority of our research and development expenses in the past two years has related to e-commerce software for payment card transactions, and this effort will continue to account for a significant percentage of our total research and development expenses. Demand for our e-commerce software may not increase and these products may not gain market acceptance. If we fail to increase sales of our e-commerce software, our future revenue and net income, as well as the prospects for this critical portion of our business, will be materially adversely affected.

The standards for e-commerce payment transactions that we support may not achieve broad market acceptance or market acceptance may be slower than anticipated.

     A significant part of our business strategy is to continue to develop software products that support both SSL and SET standards for payment card transactions over the Internet. If neither achieves broad market acceptance, our results of operations and prospects will be materially adversely affected. In addition, if a new standard emerges that is more accepted by the marketplace, we may not be successful in developing products that comply with that standard on a timely basis, or at all.

     The SSL standard was developed in 1996, but it has not achieved broad acceptance outside of North America. In particular, SSL has not achieved broad acceptance in Europe, which is currently our primary market for our e-payment solutions for payment card transactions in the physical world. The SET standard was first implemented in 1997 to address perceived security limitations of SSL. However, the SET standard has been adopted at a slower rate than we originally anticipated, and currently the SET standard has achieved limited market acceptance, particularly in the United States. Because our product development efforts have focused on these two standards, future sales of our e-payment products for Internet transactions and the rate of revenue growth attributable to these products, will be materially adversely affected if these standards do not achieve broad market acceptance.

     Part of our strategy has been, and continues to be, to develop products that support the SET standard. We pursue this strategy because we believe that marketing SET-compliant products can differentiate us from competitors that do not market SET-compliant products. We further believe that this differentiation is important to our business because the level of competition relating to SSL products is significantly greater than that relating to SET products. However, the adoption of SET has been impeded by several factors, including:

     .    the ease of using SSL as compared to SET
     .    limited financial incentives for cardholders and merchants to use SET
     . the installed base of SSL technology, including embedded functionality in Netscape products

          If SET technology is not broadly adopted, we will lose a potential competitive advantage, and our prospects and results of operations could be materially adversely affected.

     Recently, the 3 Domain SSL standard has evolved from SSL. While it has not yet obtained market acceptance, we are currently developing products to comply with the standard. If 3 Domain SSL does gain market acceptance and we are unable to develop products which meet this standard, our business, results of operations and prospects could be materially adversely affected.

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell our software products.

          The markets for our e-payment software solutions for the physical world and, in particular, for payment card transactions over the Internet, are at early stages of development and are rapidly evolving. Our ability to design, develop, introduce and support new e-payment software products and enhancements to existing products on a timely basis that meet changing market needs and respond to technological developments is critical to our future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties' products, including those of our competitors. We may be unable to develop interoperable products, and widespread adoption of a proprietary or closed e-payment standard could preclude us from effectively doing so. Also, the number of businesses and cardholders engaged in e-commerce may not grow or could decrease, reducing the potential market for our e-commerce products.

The market for e-payment solutions for mobile and wireless e-commerce may not develop and, if it does develop, we may not be able to develop products that successfully compete in this market, either of which would significantly impact our financial results and prospects.

     In February 2000, we announced the availability of our first e-payment solution for making online purchases from mobile phones. We have just begun to market and sell this mCommerce payment product, and we have a limited sales history for this product. We intend to invest a significant portion of our future research and development expenses to enhance this first product and to develop one or more additional products for the m-commerce payment market, including products for mobile phones, PDAs, televisions and other wireless devices. However, we cannot predict whether we will be successful in these development efforts or whether our existing product or any future mCommerce and wireless eCommerce products will gain market acceptance. We do not currently expect to recognize significant revenue from mCommerce products until at least late fiscal 2003. In addition, if this market develops, we may face significant competition from major telecommunication service providers and mobile phone handset and equipment providers, among others. These companies have significantly more resources than us and may develop new standards for payment card transactions over mobile phones, PDAs, televisions and other wireless devices which we do not address and may not be able to support in the future. In addition, these companies may provide similar products to ours at a lower cost or at no cost to facilitate sales of their telecom equipment, mobile phones and other wireless devices. If we fail to generate significant sales of our mCommerce and wireless eCommerce payment products, our future revenue and net income, as well as the prospects for this portion of our business, will be materially adversely affected.

We depend on sales of our electronic point-of-sale systems for payment card transactions for a substantial portion of our total revenue.

     A substantial portion of our total revenue historically has been derived from the sale of our electronic payment card point-of-sale system products. We expect that these products will continue to account for a significant percentage of our total revenue through at least fiscal 2002. We have historically marketed our electronic PoS system products solely in Europe, and particularly in Germany. For fiscal 2001, our customers in Germany accounted for over 93% of our electronic PoS system product revenues. We intend to continue to focus substantially all of our marketing efforts for our electronic PoS system products in Europe, and particularly in Germany. As a result, our future results of operations will depend on continued market demand for, and acceptance of, these products in Europe in general and Germany in particular. A reduction in demand for our electronic PoS system products could have a material adverse effect on our business, financial condition and results of operations.

Average selling prices for electronic PoS system products may continue to decline, adversely affecting our results of operations, particularly our revenue and operating and net income.

         The market for electronic PoS system products is characterized by increasing price competition, which historically has caused the average selling prices of our electronic PoS systems to decrease over the life of each product. We expect this trend to continue. To offset declines in the average selling prices of our electronic PoS system products, we will need to reduce the cost of these products by implementing cost reduction design changes, obtaining cost reductions as and if volumes increase and successfully managing manufacturing and subcontracting relationships. We do not operate our own manufacturing facilities, and, as a result, we may not be able to reduce our costs as rapidly as companies that operate their own manufacturing facilities. If we do not design and introduce lower cost versions of our electronic PoS system products in a timely manner or successfully manage our manufacturing relationships, margins on our electronic PoS system products will decrease. A decrease in margins or an accelerated decrease in average selling prices could have a material adverse effect on our business, financial condition and results of operations.

We have incurred losses and expect continued losses.

We incurred a net loss of $32.6 million for the year ended January 31, 2001, and we have incurred net losses in our last 15 quarters. As of October 31, 2001, we had an accumulated deficit of $101.8 million. In fiscal 2001 we substantially increased our operating expenditures to build our presence in the eCommerce software business and to acquire certain businesses to complement our product offering. This has included significant increases in our research and development expenses related to the development of eCommerce capable products, and substantial increases in our sales and marketing personnel. Consequently, we expect to continue to report losses from operations on a full year basis, through at least fiscal 2002.

Our business is subject to currency fluctuations that can adversely affect our operating results.

     Due to our multinational operations, our business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the Irish pound and the euro. In particular the value of the U.S. dollar impacts our operating results. Our expenses are not necessarily incurred in the currency in which revenue is generated, and, as a result, we are required from time to time to convert currencies to meet our obligations. These currency conversions are subject to exchange rate fluctuations, and changes to the value of the Irish pound or the euro relative to other currencies could adversely affect our business and results of operations. For example, sales of our electronic PoS systems in Germany are denominated in euro while a portion of the related manufacturing costs are denominated in U.K. pounds sterling. As a result, in the year ended January 31, 2001, and for the nine months ended October 31, 2001, margins on electronic PoS systems were negatively impacted.

     In addition, our consolidated financial statements are prepared in Irish pounds and translated to U.S. dollars for reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, our net income may be diminished, or our net loss increased, when reported in U.S. dollars in our financial statements.

Our quarterly operating results are difficult to predict because they can fluctuate significantly. This limits your ability to evaluate our historical financial results and increases the likelihood that our results will fall below market analysts' expectations, which could cause the price of our ADSs to drop rapidly and severely.

     We have experienced significant quarterly fluctuations in operating results and cash flows and we expect that these fluctuations will continue in future periods. In addition, our revenue is difficult to predict for several reasons. As a result, we believe that our quarterly revenue, expenses and operating results are likely to vary significantly in the future. Thus, it is likely that in some future quarters our results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of our ADSs. We also believe that period-to-period comparisons of our quarterly operating results are not necessarily meaningful and that, as a result, these comparisons should not be relied upon as indications of our future performance.

     Quarterly fluctuations have been, and may in the future be, caused by factors which include:

          .  the size and timing of orders
          .  currency fluctuations
          .  product mix
          .  the rate of acceptance of new products
          .  purchasing and payment patterns of our customers
          .  our pricing policies and those of our competitors
          . integration of our recent acquisitions and any future acquisitions . ability to control costs .
          .  deferral of customer orders
          .  customer buying cycles and changes in these buying cycles
          .  general economic factors, including economic slowdown or recession

In addition, our revenue is difficult to predict for the following reasons:

          . we have generally recognized a substantial portion of our revenue in the last month of each quarter
          . the market for our e-commerce products is new and rapidly changing . the sales cycle for our products is typically 6 to 12 months and varies substantially from customer to customer

     Over the past few years, we have substantially increased our investment in our infrastructure, and we expect to continue to do so. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and our business and operating results for that quarter would be adversely affected, perhaps materially.

We derive a significant amount of our revenues from a limited number of customers.

  A significant percentage of our revenue is derived from a limited number of our customers. Approximately 25% of our total revenue for the year ended January 31, 2001 and 46% for the quarter ended October 31, 2001, was attributable to our three largest customers in those periods. The loss of any major customer, or any reduction or delay in orders by any major customer, could have a material adverse effect on our business, financial condition and results of operations.

We rely on strategic relationships that may not continue in the future.

     We have developed strategic relationships with larger, public companies. We rely in part on these relationships to co-market our products and generate leads for our direct sales force. However, these relationships are not exclusive, and the third party generally is not obligated to market our products or provide leads. We will need to establish additional strategic relationships to be successful.

     Two of the companies with which we have developed strategic relationships are VISA International and MasterCard International. We believe that our reputation has benefited from past transactions and joint press releases with VISA and MasterCard, as well as from VISA's equity investment in us in 1998. Neither VISA nor MasterCard is obligated to continue to conduct business or marketing activities with us. VISA's or MasterCard's endorsement of one or more of our competitors to our exclusion could cause existing customers to switch to competitors and could materially adversely affect our ability to add new customers.

We may fail to adequately integrate acquired products, technologies or businesses.

     During fiscal 2001, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made four such acquisitions. Any of the acquisitions we have made could result in difficulties assimilating acquired products, technologies and businesses, amortization of goodwill and acquired intangible assets and diversion of our management's attention. As a result of our acquisitions our operating expenses have increased. Further, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses without adversely affecting our operating margins. Our management has limited experience in assimilating acquired organizations and products into our operations. We may not be able to integrate successfully any products or technologies or businesses that might be acquired in the future, and the failure to do so could have a material adverse effect on our business and results of operations.

     During fiscal 2002, we intend to continue to evaluate opportunities to acquire additional product offerings, complementary technologies and businesses. We may be unable to locate attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuances of equity securities, the expenditure of a significant portion of our available cash, the incurrence of debt and contingent liabilities, which could materially adversely affect our results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired companies. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and our failure to do so could have a material adverse effect on our results of operations.

Our success depends on our ability to expand our direct sales force.

     We have sold our products almost exclusively through our direct sales force. Our future revenue growth will depend in large part on our ability to recruit, train and manage additional sales personnel worldwide. We have experienced and continue to experience difficulty in recruiting qualified sales personnel, and the market for these personnel is highly competitive. We may not be able to successfully expand our direct sales force, and any expansion of the sales force may not result in increased revenue. Our business and results of operations will be materially adversely affected if we fail to successfully expand our direct sales force.

Our growth may be limited if we fail to build an indirect sales channel.

     Indirect sales channels accounted for approximately 2% of our total revenue in fiscal 2001. We recently have established relationships with a limited number of resellers and systems integrators and consultants. These are new, early-stage relationships and, as such, are generally untested. Our existing indirect channels will have to generate significant revenue, and we will need to establish additional indirect channels to be successful.

Increased competition may result in decreased demand for our products and services, which may result in reduced revenues and gross margins and loss of market share.

     The market for e-payment software and electronic PoS systems is intensely competitive, and we expect competition to continue to increase. Our competitors include Verifone, Ingenico and Giesecke & Devrient for our electronic PoS system products, and IBM and Transaction System Architects for our e-payment software. In addition, the companies with whom we have strategic relationships could develop products or services which compete with our products or services. Further, several of the customers who currently use our products or the public companies with whom we have entered into strategic relationships to use and market our products may develop competing products. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on our business, financial condition and results of operations. Some competitors in our market have longer operating histories, significantly greater financial, technical, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive e-payment solutions. We also expect to face additional competition as other established and emerging companies enter the market for e-payment solutions.

We depend on a few key personnel to manage and operate us.

     Our success is largely dependent on the personal efforts and abilities of our senior management. The loss of one or more members of our senior management could have a material adverse effect on

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our business and prospects.

If we are unable to attract and retain highly skilled personnel with experience in the e-payment and banking industries, we may be unable to grow our business.

     The market for qualified personnel with experience in the e-payment and banking industries in general, and software engineers with this experience in particular, is highly competitive. Our strategic plan requires continued investment in research and development and sales and marketing personnel. Failure to successfully attract, hire, assimilate and retain qualified personnel could limit the rate at which we develop new products and generate sales, which could have a material adverse effect on our business, prospects and results of operations.

Our reliance on third parties to manufacture our electronic PoS system products involves risks, including, in particular, reduced control over the manufacturing process and product quality.

     Our electronic PoS system products are manufactured by Keltek, Fujitsu and VeriFone. Our reliance on outsourced manufacturers involves significant risks, including:

     .  reduced control over delivery schedules, quality assurance and cost

     .  the potential lack of adequate manufacturing capacity

     .  the potential misappropriation of our intellectual property

     We must make binding forecasts as much as three months in advance of expected delivery dates. If product sales do not meet these forecasts, our cashflow would be adversely impacted, and the risk that our inventory could become obsolete would increase. If Keltek or Fujitsu cease manufacturing our electronic PoS system products or increase their prices, we may not be able to rapidly obtain alternative capacity at a comparable price. Any delay in delivery of products to our customers or any increase in manufacturing costs could have a material adverse effect on our business and results of operations.

     We have in the past received products that contained defects from our manufacturers. Because we warrant the quality of our electronic PoS system products to our customers, we have been required to repair or replace defective products at our own expense. This expense has in the past exceeded the amounts reimbursed to us by the manufacturers. This expense has not in the past had a material adverse effect on our results of operations. However, any repetition of these or similar problems could have a material adverse effect on our reputation, business and results of operations.

We may not be able to timely respond to rapid technological changes that impact our business.

     The markets for our e-payment software and electronic PoS system solutions are susceptible to

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rapid changes due to technology innovation, evolving industry standards, changes in customer and cardholder needs and frequent new product introductions. We will need to use leading technologies effectively, continue to develop our technical expertise and enhance our existing products on a timely basis to compete successfully in these markets. We may not be successful in achieving these business requirements.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products which compete with our products.

     Our success depends in part on our ability to protect our rights in our e-payment and PoS system technology. We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect these rights. We also seek to avoid disclosure of our trade secrets through a number of other means, including entering into confidentiality agreements with our employees, consultants and third parties to seek to limit and protect the distribution of our proprietary information regarding this technology. However, we have not signed protective agreements in every case nor can we assure you that any of our proprietary rights with respect to our products will be effective. Unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of, or have adequate remedies in the event of, a breach.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of our products.

     We believe that our products do not infringe upon the intellectual property rights of others and that we have all rights necessary to use the intellectual property employed in our business. However, we have not performed patent searches for all of the technologies encompassed in our products. Third parties may in the future claim that our current or future products infringe their proprietary rights. Any infringement claim, with or without merit, could result in costly litigation or require us to reengineer or cease sales of our products, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Licensing agreements, if required, may not be available on terms acceptable to us or at all.

Our industry and our customers' industry are subject to government regulations that could limit our ability to market our products.

     Our current and prospective customers include non-U.S. and state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries that we plan to target in the future, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, our products and services must be designed to work within the extensive and evolving regulatory constraints under which our customers operate.

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If our products fail to comply with regulations applicable to our customers, or if we cannot timely and cost-effectively respond to changes in the regulatory environments of each of our customers, our product sales could be materially adversely affected, which could have a material adverse effect on our business, prospects and results of operations.

     Exports of software products utilizing encryption technology are generally restricted by the U.S., Irish, German and various other foreign governments. Our inability to obtain and maintain required approvals under these regulations could adversely affect our ability to sell our products. Also, U.S., Irish, German or other foreign legislation or regulations may further limit levels of encryption or authentication technology that may be sold or exported. Any export restrictions of this sort, new legislation or regulations, or increased costs of compliance could have a material adverse effect on our business, results of operations and prospects.

     Our electronic PoS system products must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of quasi-regulatory authorities and standards-setting committees. Failure to comply with these standards and recommendations could limit our ability to sell these products.

Rapid growth could strain our personnel and systems.

     We have recently experienced rapid expansion of our operations in multiple countries, which has placed, and is expected to continue to place, significant demands on our administrative, operational and financial personnel and systems. Because of these demands, we hired a significant number of employees in fiscal 2001. Our inability to train and integrate our new employees and promptly address and respond to rapid growth if it occurs could have a material adverse effect on our business and results of operations.

Trading in our shares could be subject to extreme price fluctuations and the holders of our ADSs could have difficulty trading their shares.

     The market for shares in newly public technology companies is subject to extreme price and volume fluctuations, often unrelated to the operating performance of these companies. Due to the volatility of our stock price, we may in the future be the target of securities class action litigation. Securities litigation could result in substantial costs and divert our management's attention and resources. In addition, although our ADSs are quoted on the Nasdaq National Market and the Neuer Market, the daily trading volume has been limited. An active trading market may not develop or be sustained. In addition, the Neuer Market is a new trading market. The Neuer Market may experience delays in settlement and clearance as trading volume increases. These factors could adversely affect the market price of the ADSs.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States and German corporations.

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     The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical United States or German corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

Our three largest shareholders have the ability to significantly influence or control corporate actions, which limits the ability of the holders of our ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of our ADSs.

     Our three largest shareholders have the ability to significantly influence the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of our ADSs.

Our corporate tax rate may increase, which could adversely impact our cash flow, financial condition and results of operations.

     We have operations and generate a significant portion of our taxable income in the Republic of Ireland. Currently, some of our Irish subsidiaries are taxed at rates substantially lower than U.S. or German tax rates. If our Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, our operating results could be materially adversely affected. In addition, if German, U.S. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which our subsidiaries' profits are currently recognized, our taxes could increase, and our business, cash flow, financial condition and results of operations could be materially adversely affected.

The German takeover code, our articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of our ADSs.

     As required by the Neuer Market, we have adopted the takeover code recommended by the Stock Exchange Expert Commission at the German Federal Ministry of Finance. Although this takeover code does not have the force of law, it is generally required by the Frankfurt Stock Exchange that companies listed on the Neuer Market acknowledge these takeover provisions. The applicability of the takeover code, as well as provisions of our articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of our ADSs. In addition, the rights of our shareholders under the takeover code could differ from the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

New versions and releases of our products may contain errors or defects.

     Our e-payment software products and PoS devices are complex and, accordingly, may contain

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

undetected errors or failures when first introduced or as new versions are released. This may result in the loss of, or delay in, market acceptance of our products. We have in the past discovered software errors in our new releases and new products after their introduction. We have experienced delays in release, lost revenues and customer frustration during the period required to correct these errors. We may in the future discover errors and additional scalability limitations in new releases or new products after the commencement of commercial shipments.

We could be subject to potential product liability claims and third party liability claims related to products and services.

     Our e-payment software products are used for the processing of payment card transactions over the Internet and in the physical world. Additionally, we are developing products for processing e-payment transactions using mobile phones, PDAs, televisions and other wireless devices. Any errors, defects or other performance problems could result in financial or other damages to our customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm our business. Although our customer license agreements typically contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. The law relating to the liability of providers of listings of products and services sold over the Internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce our exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings.

In the future we may need to raise additional capital in order to remain competitive in the e-payment industry. This capital may not be available on acceptable terms, if at all.

     We believe that our existing cash and cash equivalents and our anticipated cash flow from operations will be sufficient to meet our working capital and operating resource expenditure requirements for at least the next year. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance our products and services, take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated requirements, which could seriously harm our business.

We depend on increasing use of the Internet and on the growth of electronic commerce. If the use of the Internet and electronic commerce do not grow as anticipated, our business will be seriously harmed.

     Our business depends on the increased acceptance and use of the Internet and wireless networks as a medium of commerce. Rapid growth in the use of the Internet and wireless networks is a recent

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phenomenon. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt or continue to use the Internet and wireless networks as a medium of commerce. Demand and market acceptance for recently introduced services and products over the Internet and wireless networks are subject to a high level of uncertainty, and there exist few proven services and products. Our business would be seriously harmed if:

     . Use of the Internet, wireless networks, and other online services does not continue to increase or increases more slowly than expected;

     . The technology underlying the Internet, wireless networks, and other online services does not effectively support any expansion that may occur; or

     . The Internet, wireless networks, and other online services do not create a viable commercial marketplace, inhibiting the development of electronic commerce and reducing the need for our products and services.

We are subject to a pending legal proceeding and may become subject to additional proceedings and adverse determinations in these proceedings could harm our business.

     We may be from time to time involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. An adverse resolution of these matters could significantly negatively impact our financial position and results of operations.

Demand for our products and services may be especially susceptible to adverse economic conditions.

     Our business and financial performance may be damaged by adverse financial conditions affecting our target customers or by a general weakening of the economy. Some companies may not view our products and services as critical to the success of their businesses. If these companies experience disappointing operating results, whether as a result of adverse economic conditions, competitive issues or other factors, they may decrease or forego software or e-payment product expenditures before limiting their other expenditures or may be unable to fulfill existing commitments.

     In addition, the general condition of the economy, and by extension our business, can be affected by social, political and military conditions. For example, the terrorist events of September 11, 2001 and their aftermath had a material adverse effect on our third quarter revenue, particularly our service revenue. It is not possible to predict the outcome of the recent escalation of hostilities between the United States and certain countries and persons related to the events of September 11. The continuation of these hostilities could result in further weakness in the economy which would have an adverse impact on our operating results and financial condition.

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Our California operations could be adversely affected by a statewide electricity shortage.

     We maintain an office in San Mateo, California. In fiscal 2001, California has experienced electricity shortages, which have resulted in the ordering of rolling blackouts by state power authorities. During some of these rolling blackouts our San Mateo office has been without electricity. Further rolling blackouts are expected during the remaining of fiscal 2002 and such blackouts could severely interrupt the operations of our San Mateo office and have a material adverse effect on our business and operations. In addition, in connection with the shortage of available power, prices for electricity have risen dramatically, and are likely to continue to increase in the foreseeable future. Such price changes will increase our operating costs, which could adversely impact our profitability.

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                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          TRINTECH GROUP PLC



                                          By:/s/ R. Paul Byrne
                                             ---------------------------
                                                 R. Paul Byrne
                                                 Chief Financial Officer

Dated: December 14, 2001

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